

June 17, 2013

Kathleen M. Long
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: Nuveen Credit Strategies Income Fund (the "Fund")
        File Numbers: 333-188655; 811-21333

Dear Ms. Long:

        We have reviewed the registration statement on Form N-2 for the Fund, filed on May 16, 2013. The filing was made for the purpose of registering Common Shares of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1. The sixth sentence of the paragraph under "Portfolio Contents" states that "[t]he Fund may invest <u>a substantial portion</u> of its Managed Assets in adjustable rate loans and other debt instruments that are, at the time of investment, rated below investment grade or unrated but judged to be of comparable quality" (emphasis added). Please revise this sentence to indicate, as you do on page 4 of the Prospectus, that "[s]ubstantially all of the Fund's portfolio likely will be invested in Senior Loans that are, at the time of investment, rated below investment grade or unrated but judged by the portfolio managers to be of comparable quality" (emphasis added).

Prospectus Summary (Pages 3 – 18)

2. If the Fund has a maturity strategy, please describe it in the section entitled "Investment Objectives and Policies" beginning on page 3.

3. Item (iv) on page 4, indicates that that Fund may invest in domestic and international equity securities. If the Fund has a strategy with respect to market capitalization, please disclose

that strategy in this section. Please also disclose in this section the capitalization range of the Fund's equity investments as of a recent date.

4. The last sentence of the last paragraph on page 4 states that "[t]he Fund may purchase Senior Loans and other debt securities that are rated below investment grade or that are unrated but judged by the Advisers to be of comparable quality." Since the first sentence of the paragraph already indicates that "[s]ubstantially all of the Fund's portfolio will likely be invested in Senior Loans that are . . . rated below investment grade," please consider either revising the sentence to emphasize the "other debt securities" portion of the sentence or moving the sentence prior to the first sentence of the paragraph.

5. The last paragraph on page 5 and the first paragraph on page 6 indicate that the Fund may invest in derivatives. Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please confirm that the the risks of these specific derivatives are disclosed in the section entitled "Derivatives Risks, including the Risks of Swaps" on page 15. Please also confirm that all derivatives that the Fund will invest in and the risks of such investments are disclosed in the prospectus and/or the SAI. See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

6. The last paragraph on page 5 indicates that the Fund may enter into derivative transactions such as credit default swaps. If the Fund will sell credit default swaps, please confirm that the full notional value of such swaps will be covered.

7. The paragraph under "Non-Diversification" on page 17 indicates that the Fund is classified as "non-diversified" under the 1940 Act. However, elsewhere in the registration statement the Fund is characterized as "diversified" (see, e.g., the first sentence on the cover page under "Nuveen Credit Strategies Income Fund" and Investment Restriction No. 8 on page 3 of the SAI). Please correct this discrepancy.

8. Please include in the section entitled "Distributions" on pages 17-18 disclosure similar to the disclosure included on page 54 stating that distributions made by the Fund may be a return of capital; that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares; and that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Summary of Fund Expenses (Pages 19 – 20)

9. Please explain to us why the Interest Payments on Borrowings estimated in the Fee Table on page 19 is 0.07% less than the interest expense contained in the Fund's December 31, 2012 financial statements.

Use of Proceeds (Page 24)

10. The first sentence of the paragraph under "Use of Proceeds" on page 24 states that "[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to (i) invest in securities in accordance with the Fund's investment objective and policies as stated below and/or (ii) reduce the Fund's financial leverage outstanding." Please state the approximate amount intended to be used for each purpose. Item 7.1 of Form N-2. If a material part of the proceeds will be used to discharge indebtedness, please also state the interest rate and maturity of such indebtedness (or include an appropriate cross-reference). Instruction 2 to Item 7.1 of Form N-2.

The Fund's Investments (Pages 25 – 36)

11. The last sentence of the carry-over paragraph on page 27 states that "[t]he Fund also may use a portion of the proceeds received from the Fund's sale of borrowed securities ('short sales') to purchase additional long positions in debt instruments, which also would have the economic effect of financial leverage. " Please confirm to us that the interest expense associated with short sales will be included in "Other Expenses" in the Fee Table on page 19.

12. The first sentence of the paragraph under "Other Investment Companies" on page 35 states that "[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies, including exchange-traded funds ("ETFs") that invest primarily in securities of the types in which the Fund may invest directly." Please confirm to us that either no acquired fund fees and expenses ("AFFE") are required to be included in the fee table on page 19 (or that any AFFE amounts to less than one basis point). Otherwise, please add an additional caption to the Fee Table to reflect any AFFE that the fund expects to incur in the next year.

13. The second sentence of the paragraph under "Other Investment Companies" on page 35 states that "the Fund may invest a portion of its Managed Assets in pooled investment vehicles (other than investment companies) that invest primarily in securities of the types in which the Fund may invest directly." Please tell us whether the term "pooled investment vehicles" includes companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please also clarify in this section whether the Fund's investment in pooled investment vehicles will be subject to any limitation (particularly in the case of 3(c)(1) and 3(c)(7) companies). We may have additional comments based on your response.

Hedging Transactions (Pages 39 – 41)

14. The first sentence of the paragraph under "Total Return Swaps" on page 41 indicates that the Fund may invest in total return swaps. Please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are

Kathleen M. Long
June 17, 2013
Page 4

consistent with the leverage provisions of the Investment Company Act of 1940. <u>See</u> Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Management of the Fund (Pages 50 – 52)

15. In the paragraphs under "Portfolio Management" on page 50, please describe in more detail the experience of each portfolio manager over the past five years (<u>e.g.</u>, the first sentence of the first paragraph states that "Gunther Stein (a 'Portfolio Manager') is Chief Investment Officer and Chief Executive Office of Symphony;" please indicate whether he has been Chief Investment Officer and Chief Executive Officer for the past five years or had different positions during that period).

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 2 - 4)

16. Investment restriction number (4) on page 2 states that the Fund may not "[i]nvest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities, and <u>provided further that for purposes of this limitation, the term 'issuer' shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participations</u>" (emphasis added). We note that both the institution selling the loan and the ultimate borrower would be considered issuers for purposes of the concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower. <u>Cf.</u> Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise this policy accordingly.

Segregation of Assets (Pages 24 - 25)

17. The first sentence of the second paragraph under "Segregation of Assets" on page 25 states that "[t]he Fund <u>generally</u> will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff" (emphasis added). Please disclose in this section what is meant by the term "generally" in this context.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

/s/ Kieran G. Brown

Kieran G. Brown
Senior Counsel